

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHEN
Greece


05008690

SUPPL

BY COURIER

No/Date : F/D1 : 323 / 26-5-05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of PPC's 2004 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer



Enclosure
- Press Release of PPC's 2004 financial results (IFRS)

PPC's 2004 financial results according to IFRS

ATHENS, MAY 26 2005

PPC's 2004 financial results following the revaluation of real estate assets

Net debt to equity down to 0,86 [1]

As referred to in the Press Release dated February 24, 2005 and following the provisions of Law 3229/2004, the Company proceeded with the revaluation of its real estate assets, based on an appraisal carried out by an independent valuator.

The appraisal resulted in a net surplus of € 620,8 mil and a surplus value tax, determined on the basis of Law 3229/2004, of € 36,4 mil, which were credited and debited , respectively, to equity.
Total equity amounts to € 4.225,4 mil compared to € 3.484 mil in 2003 and net debt to equity ratio is down to 0,86 from 1,12 in 2003.
Furthermore, an amount of € 17,1 mil being part of the decrease in values of fixed assets as a result of the appraisal, was charged to " other income (expense) net ".This resulted to a net expense of € 3,2 mil, which is shown in 2004 financial statements, compared to a net income of € 9,2mil in 2003.

Profit before tax increased by 5,7%,to € 502,3 mil from € 475,3 mil in 2003. After the implementation of the new income tax rates, in conjunction with the revaluation of real estate assets, a net amount of € 15 mil was charged to income tax expense. Consequently, Net Income decreased by 3,8% to € 293,1 mil from € 304,6 mil. in 2003. Earnings per share decreased from € 1,31 to € 1,26.

Following the appraisal of real estate assets, the independent valuator undertook the valuation of the other fixed assets of the Company, ie technical works, machinery and other equipment. The results of the appraisal in question have not yet been finalized, and shall be recorded in the Company's Books within 2005.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Total Revenues	4.095,0	3.897,5	5,1%
EBITDA	1.210,0	1.138,4	6,3%
EBITDA Margin	29,5%	29,2%	1%
Profit from Operations (EBIT)	654,7	592,7	10,5%
EBIT Margin	16,0%	15,2%	5,3%
Net Income	293,1	304,6	-3,8%

EPS (in Euro)	1,26	1,31	-3,8%
No. of Shares (m)	232	232	-
Net Debt	3.635,1	3.892,0	-6,6%

Summary Profit & Loss (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Total Revenues	4.095,0	3.897,5	5,1%
Total Operating Expenses (excl. depreciation)	2.885,0	2.759,1	4,6%
Total Payroll Expenses	1.153,0	1.079,0	6,9%
Total Fuel Expenses	733,8	751,8	-2,4%
Energy Purchases	182,2	157,3	15,8%
Transmission System Usage	259,2	243,2	6,6%
Other Operating Expenses	556,8	527,8	5,5%
(EBITDA)	1.210,0	1.138,4	6,3%
EBITDA Margin (%)	29,5%	29,2%	1%
Depreciation & Amortization	555,3	545,7	1,8%
Profit from Operations (EBIT)	654,7	592,7	10,5%
EBIT margin (%)	16,0%	15,2%	5,3%
Total Financial Expenses	152,4	117,4	29,8%
- Net Financial Expenses	130,6	134,8	-3,1%
- Foreign Currency Gains/(Losses)	-10,4	35,1	-129,6%
- Other Income (expense)	-3,2	9,2	-134,8%
- Share of loss in associated companies	8,2	26,9	-69,5%
Pre-tax Profits	502,3	475,3	5,7%
Net Income	293,1	304,6	-3,8%
EPS (in Euro)	1,26	1,31	-3,8%

Summary Balance Sheet & Capex (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Net Debt	3.635,1	3.892,0	-6,6%
Total Equity	4.225,4	3.484,0	21,3%
Capital Expenditure	755,6	723,9	4,4%

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 323 / 26-5-05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of PPC's 2004 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of PPC's 2004 financial results (IFRS)

PPC's 2004 financial results according to IFRS

ATHENS, MAY 26 2005

PPC's 2004 financial results following the revaluation of real estate assets

Net debt to equity down to 0,86 [1]

As referred to in the Press Release dated February 24, 2005 and following the provisions of Law 3229/2004, the Company proceeded with the revaluation of its real estate assets, based on an appraisal carried out by an independent valuator.

The appraisal resulted in a net surplus of € 620,8 mil and a surplus value tax, determined on the basis of Law 3229/2004, of € 36,4 mil, which were credited and debited , respectively, to equity.
Total equity amounts to € 4.225,4 mil compared to € 3.484 mil in 2003 and net debt to equity ratio is down to 0,86 from 1,12 in 2003.
Furthermore, an amount of € 17,1 mil being part of the decrease in values of fixed assets as a result of the appraisal, was charged to " other income (expense) net ".This resulted to a net expense of € 3,2 mil, which is shown in 2004 financial statements, compared to a net income of € 9,2mil in 2003.

Profit before tax increased by 5,7%,to € 502,3 mil from € 475,3 mil in 2003. After the implementation of the new income tax rates, in conjunction with the revaluation of real estate assets, a net amount of € 15 mil was charged to income tax expense. Consequently, Net Income decreased by 3,8% to € 293,1 mil from € 304,6 mil. in 2003. Earnings per share decreased from € 1,31 to € 1,26.

Following the appraisal of real estate assets, the independent valuator undertook the valuation of the other fixed assets of the Company, ie technical works, machinery and other equipment. The results of the appraisal in question have not yet been finalized, and shall be recorded in the Company's Books within 2005.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Total Revenues	4.095,0	3.897,5	5,1%
EBITDA	1.210,0	1.138,4	6,3%
EBITDA Margin	29,5%	29,2%	1%
Profit from Operations (EBIT)	654,7	592,7	10,5%
EBIT Margin	16,0%	15,2%	5,3%
Net Income	293,1	304,6	-3,8%

EPS (in Euro)	1,26	1,31	-3,8%
No. of Shares (m)	232	232	-
Net Debt	3.635,1	3.892,0	-6,6%

Summary Profit & Loss (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Total Revenues	4.095,0	3.897,5	5,1%
Total Operating Expenses (excl. depreciation)	2.885,0	2.759,1	4,6%
Total Payroll Expenses	1.153,0	1.079,0	6,9%
Total Fuel Expenses	733,8	751,8	-2,4%
Energy Purchases	182,2	157,3	15,8%
Transmission System Usage	259,2	243,2	6,6%
Other Operating Expenses	556,8	527,8	5,5%
(EBITDA)	1.210,0	1.138,4	6,3%
EBITDA Margin (%)	29,5%	29,2%	1%
Depreciation & Amortization	555,3	545,7	1,8%
Profit from Operations (EBIT)	654,7	592,7	10,5%
EBIT margin (%)	16,0%	15,2%	5,3%
Total Financial Expenses	152,4	117,4	29,8%
- Net Financial Expenses	130,6	134,8	-3,1%
- Foreign Currency Gains/(Losses)	-10,4	35,1	-129,6%
- Other Income (expense)	-3,2	9,2	-134,8%
- Share of loss in associated companies	8,2	26,9	-69,5%
Pre-tax Profits	502,3	475,3	5,7%
Net Income	293,1	304,6	-3,8%
EPS (in Euro)	1,26	1,31	-3,8%

Summary Balance Sheet & Capex (Euro mil)

	2004 Audited	2003 Audited	Δ (%)
Net Debt	3.635,1	3.892,0	-6,6%
Total Equity	4.225,4	3.484,0	21,3%
Capital Expenditure	755,6	723,9	4,4%

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.